Goodwin Procter LLP 620 8th Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 3, 2019

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Tony Watson

Donna Di Silvio

Re:	Phreesia, Inc.
Supplemental Response Submitted July 1, 2019
Amendment No. 1 to Registration Statement on Form S-1
Filed June 27, 2019
File No. 333-232264

Ladies and Gentlemen:

This letter is submitted on behalf of Phreesia, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Supplemental Response submitted on July 1, 2019 and Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on June 27, 2019 (“S-1 Amendment No. 1”), as set forth in the Staff’s letter dated July 2, 2019 addressed to the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending, via courier, copies of this letter for the Staff’s review.

Supplemental Response submitted July 1, 2019

Financial Statements

General, page F-1

United States Securities and Exchange Commission

July 3, 2019

1.

We reviewed your response to prior comment 1 in our letter dated June 28, 2019. Please explain to us in detail how the same factors you stated contributed to the increase in fair value of your common stock from April 30, 2019 to June 14, 2019 on page 5 of your letter dated June 25, 2019, did not also result in an increase to the probability factor used for the IPO scenario in your June 14, 2019 valuation. We may have further comment.

The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the considerations noted in the Company’s letter dated June 25, 2019 (the “Prior Response Letter”) were all factors considered in arriving at the decrease in the discount for lack of marketability (“DLOM”) due to the possibility for a shorter period to the potential initial public offer (“IPO”) event and the increase in fair value of the Company’s common stock as compared to prior valuations. While the factors noted in the Prior Response Letter had some impact on the change in the fair value, the items of progress noted did not represent material changes or significant new information not previously expected by management that would warrant a material change in the probability weighting of the various potential scenarios.

The Company respectfully submits the below additional information to assist the Staff in understanding the Company’s evaluation of how the factors noted in the Prior Response Letter were considered and why they did not result in material changes to the probability weighting of the scenarios between the short period of time between April 30, 2019 and June 14, 2019 valuation dates.

•

With respect to the Company’s May 28, 2019 confidential submission of Amendment No. 1 to its draft registration statement on Form S-1 (“DRS Amendment No. 1”), prior to the June 14, 2019 valuation, the Company did not view this as a substantial milestone that would materially change the probability weighting of any of the future-event scenarios. DRS Amendment No l was an update to the Company’s previously submitted draft registration statement on Form S-1 (the “DRS”), and the matters addressed in DRS Amendment No. 1 did not change the probability estimates reflecting the various potential outcomes. Similarly, the Company’s June 17, 2019 confidential submission of Amendment No. 2 to the DRS, which occurred subsequent to the June 14, 2019 valuation, only updated the draft registration statement for matters that would not materially impact the probability weighting of any of the scenarios.

•

With respect to the “testing-the-waters” meetings held in May and June of 2019, while the Company received positive feedback from potential investors at such meetings, the testing the waters meetings were ongoing at June 14, 2019 and there were no commitments made from potential investors or new information gained that would otherwise indicate that the probability of the IPO had increased. The ultimate decisions by potential investors were expected to be largely based on reactions to a combination of (i) the public filing of a Registration Statement on Form S-1 with the Commission, (ii) market coverage on the Company following such a public filing, and (iii) the start of a roadshow.

United States Securities and Exchange Commission

July 3, 2019

•

With respect to the June 5, 2019 approval by the Company’s board of directors (the “Board”) to proceed with the public filing of the Registration Statement, the establishment of a pricing committee and other IPO-related matters and governance policies, such Board action did not constitute the Company’s final decision to commence the planned IPO. At the June 5, 2019 Board meeting, the Board authorized management to continue undertaking preparations for the planned IPO, including the public filing of the Company’s Registration Statement on Form S-1 with the Commission and negotiating the terms of the IPO and the underwriting arrangements and other matters related thereto. Following the June 5, 2019 Board meeting, there were substantial additional activities and decisions to be completed by management before deciding to proceed with the Company’s June 21, 2019 initial public filing of its Registration Statement on Form S-1. These activities and decisions included additional preparation work, including completion of required documentation for the planned IPO (including certain stockholder approvals and waivers and negotiation of agreements with the underwriters), continued diligence by the underwriters and conversations with underwriters regarding market conditions and investors’ receptivity toward the Company’s planned IPO. Certain of these activities and considerations occurred much closer to the time of the Company’s public filing of its Registration Statement on Form S-1, and until that time, any of these considerations could have delayed such public filing and therefore the IPO.

For example, under the Company’s Sixth Amended and Restated Certificate of Incorporation (as amended and in effect, the “Charter”), the consent of certain of the Company’s preferred stockholders is required to convert all outstanding preferred shares into common stock if the offering price to the public in the IPO does not exceed a specified thresholds (the “Requisite Stockholder Consent”). It was not until after June 14th that the Company knew that they would require the Requisite Stockholder Consent. Moreover, the ability of the Company to obtain the Requisite Stockholder Consent (and therefore complete the IPO) was uncertain until as recently as July 2, 2019, when such consent was obtained.

•

With respect to the valuation information received on June 12, 2019 from the underwriters estimating a preliminary price range, this valuation was higher than the April 30, 2019 valuation and was the primary reason for the increase in fair value in the June 14, 2019 valuation. However, the valuation information received from the underwriters on June 12, 2019 otherwise did not reflect a change to the probability weighting of the future-event scenarios for the reasons discussed in this letter.

United States Securities and Exchange Commission

July 3, 2019

The Company respectfully submits that although the factors described above contributed to the increase in fair value of the Company’s common stock from April 30, 2019 to June 14, 2019, none of these factors materially impacted the likelihood of an IPO scenario as of that date, and therefore an increase to the probability factor used for the IPO scenario in the June 14, 2019 valuation was not warranted.

* * * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813–8853.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Esq., Goodwin Procter LLP

Andrew R. Pusar, Esq., Goodwin Procter LLP